HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                February 27, 2014

John Coleman
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Tara Minerals Corp.
            Form 10-K for Year Ended December 31, 2012
            File No. 333-143512

Dear Mr. Coleman:

     This office represents Tara Minerals Corp. (the "Company"). . This letter provides the Company's responses to the comments received from the staff by letter dated December 27, 2013. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

     1.

     o As stated on page 8 of the Company's December 31, 2012 10-K report, as of the date the report was with filed the commission, the Company's only significant mining property was the Don Roman Groupings. All other properties mentioned in the 10-K report were not considered significant since the Company did not, as of April 15, 2013, have any plans to develop those properties. There are no underlying agreements or royalties associated with the Don Roman concessions.

     o An outline of the process by which the Company's mining concessions are acquired can be found on page 13 of the report under the caption "Mexican Mining Laws and Regulations".

     o The types of rights or claims the Company has with respect to its mining properties are explained on page 8 of the report (first paragraph),

     o With respect to the disclosure of identifying information for the Don Roman mining concessions, we do not believe this information would provide any benefit to the average investor reading the Company's 10-K report for the following reasons:

     (i) the purpose of the report is to briefly describe the Company's mining concessions and provide other information which would be useful to an average investor.

     (ii) all of the information concerning the Company's mining concessions, such as names, numbers, expiration dates, etc. are in Spanish and have been recorded in some government offices located who knows where in Mexico.

     (iii) although the information requested may be useful to mining engineers in Mexico, we do not see how it will provide any benefit to the average investor, as it is highly unlikely that the average investor would make a trip to the office in Mexico where the concessions have been recorded.

     (iv) The Don Roman Groupings are made up of more than 40 concessions. While an investment banker conducting extensive due diligence may need the identifying numbers for a title search, the average investor is not likely to spend the time and money to do the same. However, assuming someone wanted this information, the identifying numbers for the Don Roman concessions can be found in the following exhibits to Tara Minerals' 12/31/2011 10-K report:

            10.1                    10.27
            10.3                    10.28
            10.5                    10.29

     (v) Identifying numbers are not required by Item 102 of Regulation S-K or Industry Guide 7.

     (vi) We note that many other mining companies do not disclose claim numbers, grant numbers or recording dates in their 1934 reports.

     o The conditions that must be met for the Company to retain its mining concessions are discussed on page 13 of the report under the caption "Mexican Mining Laws and Regulations".

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart
                                 By
                                    William Hart